03038003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOV - 7 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

DEVELOPMENT BANK OF JAPAN	**0001109609**
Exact name of registrant as specified in charter	Registrant CIK Number
Annual Report on Form 18-K for the Year Ended March 31, 2003	**333-11678**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

PROCESSED
NOV 10 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on November 7, 2003.

Development Bank of Japan

By: Rikizo Matsukawa

Rikizo Matsukawa
Chief Representative, New York Representative Office

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 19____, that the information set forth in this statement is true and complete.

By: ____________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the Registrant for the fiscal year ending March 31, 2004 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2003, filed on November 7, 2003)

Exhibit 1

平成15年度政府関係機関予算

予算総則

（収入支出予算）

第1条　次に掲げる各政府関係機関の平成15年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

国民生活金融公庫
住宅金融公庫
農林漁業金融公庫
中小企業金融公庫
公営企業金融公庫
沖縄振興開発金融公庫
中小企業総合事業団信用保険部門
日本政策投資銀行
国際協力銀行

2　前項に規定する中小企業総合事業団信用保険部門とは、中小企業総合事業団における「中小企業総合事業団法」第25条第1項に規定する特定保険等業務、「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」附則第9条に規定する機械保険経過業務及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第7条に規定する破綻金融機関等関連特別保険等業務に関する部門をいう。

（借入金等の限度額）

第2条　次の表の左欄に掲げる各公庫の「公庫の予算及び決算に関する法律」の規定による借入金又は債券の限度額は、それぞれ右欄に掲げるとおりとする。

公庫	限度額	
国民生活金融公庫	借入金	2,850,000,000千円
	国民生活債券	440,000,000
住宅金融公庫	政府からの借入金	1,994,700,000
	政府以外の者からの借入金	281,255,000

公庫	限度額	
	住宅金融公庫債券	950,000,000千円
	住宅金融公庫財形住宅債券	246,682,000
	住宅金融公庫住宅宅地債券	202,893,000
農林漁業金融公庫	借入金	205,401,000
	農林漁業金融公庫債券	35,000,000
中小企業金融公庫	借入金	897,500,000
	中小企業債券	601,000,000
公営企業金融公庫	公営企業債券	2,346,000,000
沖縄振興開発金融公庫	政府からの借入金	160,987,000
	政府以外の者からの借入金	3,800,000
	沖縄振興開発金融公庫債券	20,000,000
	沖縄振興開発金融公庫住宅宅地債券	1,718,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる各公庫において事業資金又は借入金及び債券により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金及び債券のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する国民生活債券、住宅金融公庫債券、住宅金融公庫財形住宅債券、住宅金融公庫住宅宅地債券、農林漁業金融公庫債券、中小企業債券、公営企業債券、沖縄振興開発金融公庫債券及び沖縄振興開発金融公庫住宅宅地債券の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額(前項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

(収入支出予算の弾力条項)

第3条　次の表の左欄に掲げる各公庫又は各銀行において、中欄に掲げる事由により収入金額が予算額に比して増加(第1号にあっては同号に掲げる増額)するときは、財務大臣の承認を受けて、その増加する金額を限度として(第1号にあっては予算額を超えて)それぞれの右欄に掲げる経費を増額することができる。

公庫又は銀行	要件	経費
1 第1条に掲げる各公庫	第2条第2項及び第3項の規定による借入金の借入れ及び債券の発行の増額	借入金及び債券の利子その他の事業量の増加に伴い直接必要な経費
2 日本政策投資銀行又は国際協力銀行	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　次の表の左欄に掲げる公庫又は事業団において、中欄に掲げる保険金の支出が増加し、保険金の予算に不足を生ずるときは、それぞれの右欄に掲げる金額を限度として保険金の予算を増額することができる。

公庫又は事業団	保険金	限度額
1 住宅金融公庫	「住宅融資保険法」に基づく保険金	「住宅金融公庫法」の規定による住宅融資保険基金の金額と住宅融資保険積立金の金額の合計額に相当する金額
2 中小企業総合事業団信用保険部門	「中小企業信用保険法」及び「中小企業の創造的事業活動の促進に関する臨時措置法」に基づく保険金	「中小企業総合事業団法」第36条第1項の規定による中小企業信用保険準備基金の金額と同条第2項の規定による融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」に基づく保険金	「中小企業総合事業団法及び機械類信用保険法の廃止等に関する法律」附則第10条第1項の規定による機械保険経過業務運営基金の金額と附則第13条第1項の規定による積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第9条第1項の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額

（保険契約等の限度額）

第4条　次の表の左欄に掲げる公庫又は事業団の中欄に掲げる法律の規定による金額の限度は、平成15年度においてそれぞれ右欄に掲げるとおりとする。

公庫又は事業団	根拠規定	限度額	
住宅金融公庫	「住宅融資保険法」	保険価額の総額	500,000,000千円
中小企業総合事業団信用保険部門	「中小企業総合事業団法」第21条第4項	保険価額の総額	36,281,000,000
		貸付金の総額	767,700,000
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	164,000,000

(流用の制限)

第5条　日本政策投資銀行又は国際協力銀行がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「日本政策投資銀行法」第36条第1項又は「国際協力銀行法」第38条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1） 役職員に対して支給する給与に要する経費

（2） 交際費に要する経費

(俸給予算等の制限)

第6条　第1条に掲げる政府関係機関は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

(補　　則)

第7条　第1条に掲げる政府関係機関が平成15年度において発行する債券で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率(アメリカ合衆国通貨にあっては、平成14年5月1日から同年10月31日までの間における実勢相場を平均した為替相場(その相場に1円未満の端数があるときは、これを四捨五入する。)をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場(その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位(10通貨単位について1円未満となる通貨にあっては、1,000通貨単位)についての値をとり、円単位未満を四捨五入する。)をいう。)により換算した金額とする。

平成15年度3030日本政策投資銀行

甲号　収入支出予定計算書

区分	平成15年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収入	488,948,280	539,989,760	△ 51,041,480
2 支出	468,757,271	517,570,605	△ 48,813,334

〔収入支出予定額内訳〕

収入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成15年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金	479,387,908	534,983,057	△ 55,595,149	
0101-01 貸付金利息	478,675,360	534,557,781	△ 55,882,421	貸付金残高を基礎として利息の収入見込額を算出(「石油の備蓄の確保等に関する法律」等に基づき受け入れる収入及び社債の利息収入を含む。)
0101-02 保証料	474,348	204,176	270,172	保証債務残高を基礎として保証料の収入見込額を算出
0101-03 配当金収入	238,200	221,100	17,100	株式配当金の収入見込額を計上
0200-00 雑収入	9,560,372	5,006,703	4,553,669	
0201-00 運用収入				
0201-01 運用収入	2,914,664	1,477,561	1,437,103	有価証券の運用による利息収入等の収入見込額を計上

款・項・目	平成15年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0202-00 雑収入	6,645,708	3,529,142	3,116,566	
0202-02 労働保険料被保険者負担金	93,875	84,377	9,498	労働保険料の被保険者負担金の収入見込額を計上
0202-01 雑収入	6,551,833	3,444,765	3,107,068	受入手数料等の収入見込額を計上

支出

事項別内訳

項	事項	平成15年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	27,629,630	28,156,627	△ 526,997	事務運営に必要な人件費及び事務費
	税金	922,015	915,525	6,490	国税及び地方税の支払
	業務委託費	79,245	86,849	△ 7,604	業務の一部を委託する金融機関に支払う手数料
	支払利息及び債券発行諸費	439,667,381	487,952,604	△ 48,285,223	1 財政融資資金及び簡易生命保険資金からの借入れ等に伴う支払利息 2 日本政策投資銀行債券の利息及びその発行諸費
09 予備費	予備費	459,000	459,000	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成15年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入			
0100-00 事業益金			
0101-00 事業益金	479,387,908	534,983,057	△ 55,595,149
0101-01 貸付金利息	478,675,360	534,557,781	△ 55,882,421
0101-02 保証料	474,348	204,176	270,172
0101-03 配当金収入	238,200	221,100	17,100
0200-00 雑収入	9,560,372	5,006,703	4,553,669
0201-00 運用収入			
0201-01 運用収入	2,914,664	1,477,561	1,437,103
0202-00 雑収入	6,645,708	3,529,142	3,116,566
0202-02 労働保険料被保険者負担金	93,875	84,377	9,498
0202-01 雑収入	6,551,833	3,444,765	3,107,068
収入合計	488,948,280	539,989,760	△ 51,041,480
支出			
01 事業損金	468,298,271	517,111,605	△ 48,813,334
1-01 役員給	294,431	337,789	△ 43,358
1-02 職員基本給	7,975,897	8,329,572	△ 353,675
1-03 職員諸手当	4,806,599	5,108,357	△ 301,758
1-04 超過勤務手当	942,773	1,009,803	△ 67,030
1-05 退職手当	1,530,602	1,552,365	△ 21,763
5-06 諸支出金	2,138,147	2,112,613	25,534
2-07 旅費	889,484	892,517	△ 3,033
3-08 業務諸費	9,049,062	8,810,976	238,086
9-09 交際費	2,535	2,535	0
3-10 税金	922,015	915,525	6,490
5-11 業務委託費	79,245	86,849	△ 7,604
9-12 支払利息	438,919,209	487,220,966	△ 48,301,757
9-13 債券発行諸費	748,172	731,638	16,534
9-14 賠償償還及払戻金	100	100	0
09 予備費 (9-・・)	459,000	459,000	0
支出合計	468,757,271	517,570,605	△ 48,813,334

日本政策投資銀行

平成15年度役職員予算定員及び俸給額表

区分	予算定員(人)	俸給額(千円)	
役員	13	294,431	俸給額欄の金額には非常勤の理事等(４人分)の給与を含む。
総裁	1		
副総裁	2		
理事	9		
監事	1		
職員	外 7(６箇月) 内 14(６箇月) 1,370	7,805,621	
合計	外 7(６箇月) 内 14(６箇月) 1,383	8,100,052	

日本政策投資銀行

平成15年度事業計画

1. 日本政策投資銀行の平成15年度における業務は、資金の貸付、回収及び貸付債権に関する管理並びに資金の出資等である。

2. 貸付(出資を含む。)の対象及び金額は

構造改革・経済活力創造	268,800,000千円
経済構造改革	228,800,000千円
知的基盤整備	40,000,000千円
自立型地域創造	290,000,000千円
地域社会基盤整備	170,000,000千円
地域経済振興	120,000,000千円
豊かな生活創造	550,000,000千円
環境・エネルギー・防災・福祉対策	260,000,000千円
交通・物流ネットワーク	185,000,000千円
情報通信ネットワーク	105,000,000千円
社会資本整備促進貸付	69,200,000千円
計	1,178,000,000千円

を予定している(出資は26,000,000千円を予定している。)。

なお、貸付(出資を含む。)には、旧北海道東北開発公庫の業務に相当する貸付(出資を含む。予定額121,400,000千円)、地域振興整備公団の旧貸付業務に相当する貸付(予定額9,500,000千円)及び環境事業団の旧貸付業務に相当する貸付(予定額7,100,000千円)が含まれている。

3. 上記の原資としては、産業投資特別会計からの出資金12,000,000千円、財政融資資金からの借入金653,000,000千円、産業投資特別会計からの借入金46,700,000千円、日本政策投資銀行債券の発行による収入530,000,000千円の計1,241,700,000千円から借入金償還等63,700,000千円を控除した額1,178,000,000千円を予定している。

平成15年度資金計画

支出 区分	金額(千円)	収入 区分	金額(千円)
貸付金	1,152,000,000	前期末現金預け金	266,757,881
出資金	26,000,000	産業投資出資金	12,000,000
借入金償還	1,668,973,911	借入金	699,700,000
財政融資資金借入金償還	1,530,746,091	財政融資資金借入金	653,000,000
簡易生命保険資金借入金償還	82,098,000	産業投資借入金	46,700,000
産業投資借入金償還	56,129,820	日本政策投資銀行債券	530,000,000
債券償還金	161,024,000	貸付回収金	1,778,273,179
寄託金返還	3,187,182	事業益金	479,387,908
動産不動産取得費	1,185,484	運用収入	2,914,664
事業損金	468,298,271	雑収入	6,645,708
予備費	459,000		
期末現金預け金	294,551,492		
合計	3,775,679,340	合計	3,775,679,340

日本政策投資銀行

損益計算書

損失　科目	平成13年度決算額(円)	平成14年度予定額(円)	平成15年度予定額(円)	利益　科目	平成13年度決算額(円)	平成14年度予定額(円)	平成15年度予定額(円)
経常費用	632,908,688,007	537,695,982,400	503,093,763,201	経常収益	677,652,382,663	584,993,257,800	544,610,147,881
借入金利息	481,051,207,383	408,693,246,787	376,166,546,000	貸付金利息	617,721,511,473	530,748,156,785	493,084,815,644
寄託金利息	810,083,181	730,334,970	651,824,000	保証料	242,003,838	478,502,535	508,058,000
債券利息	42,249,210,503	36,776,042,397	42,936,322,504	有価証券利息	2,276,909,185	2,050,524,102	1,714,290,648
短期借入金利息	67,122	0	0	受取配当金	230,100,000	238,900,000	238,200,000
事務費	28,521,572,269	29,717,548,300	29,276,858,000	預け金利息	12,233,554	4,802,000	627,000
20動産不動産減価償却費	1,196,729,572	1,301,323,000	1,259,542,000	受入雑利息	18,643,872	18,000,000	18,000,000
支払手数料	42,761,219	34,556,237	82,387,000	受入手数料	3,416,288,383	667,401,000	760,011,000
貸付金償却	26,009,605,551	9,131,776,273	0	有価証券益	55,202,924	7,376,000	1,900,000
出資金償却	0	80,000,000	3,684,114,645	償却債権取立益	2,250,335	0	0
債券発行差金償却	460,337,102	394,316,000	397,358,000	雑益	317,773,408	367,675,000	254,398,000
債券発行費償却	877,255,109	1,659,526,000	2,028,000,000	貸倒引当金戻入	53,359,465,691	50,411,920,378	48,029,847,589
雑損	1,277,938,618	688,464,847	0				
貸倒引当金繰入	50,411,920,378	48,029,847,589	46,151,811,052				
予備費	0	459,000,000	459,000,000				
当年度利益金	44,743,694,656	47,297,275,400	41,516,384,680				
合計	677,652,382,663	584,993,257,800	544,610,147,881	合計	677,652,382,663	584,993,257,800	544,610,147,881

日本政策投資銀行

貸借対照表

資産の部 科目	平成13年度末決算額(円)	平成14年度末予定額(円)	平成15年度末予定額(円)	負債及び資本の部 科目	平成13年度末決算額(円)	平成14年度末予定額(円)	平成15年度末予定額(円)
貸付金	16,803,973,459,554	16,009,949,196,635	15,383,937,017,605	借入金	13,824,802,763,300	12,835,786,787,000	11,866,512,876,000
出資金	176,694,383,229	405,698,875,200	428,014,760,555	財政融資資金借入金	12,950,591,948,000	12,061,686,802,000	11,183,940,711,000
有価証券	283,317,894,619	300,343,950,930	324,771,786,578	簡易生命保険資金借入金	392,620,000,000	301,936,000,000	219,838,000,000
現金預け金	113,549,204,445	40,257,881,398	41,051,492,428	産業投資借入金	481,547,066,000	472,163,985,000	462,734,165,000
未収収益	88,124,045,061	61,983,779,000	56,419,318,000	石油及びエネルギー需給構造高度化対策借入金	43,749,300	0	0
未収貸付金利息	87,358,372,387	60,964,359,000	55,512,024,000	寄託金	31,225,473,000	28,038,291,000	24,851,109,000
未収保証料	21,831,465	18,737,000	52,447,000	債券	1,343,100,265,000	1,601,983,051,000	1,973,880,051,000
未収有価証券利息	743,841,209	1,000,683,000	854,847,000	未払費用	77,472,257,811	73,902,990,000	60,412,231,000
雑勘定	1,326,830,610	1,326,830,610	1,326,830,610	未払借入金利息	65,944,844,213	64,185,770,000	53,572,488,000
仮払金	277,387,662	277,387,662	277,387,662	未払寄託金利息	189,288,030	170,210,000	152,417,000
保証金等	405,070,163	405,070,163	405,070,163	未払債券利息	11,329,425,805	9,540,594,000	6,677,768,000
その他雑勘定	644,372,785	644,372,785	644,372,785	その他未払費用	8,699,763	6,416,000	9,558,000
動産不動産	39,455,192,475	39,364,613,758	39,290,555,758	雑勘定	76,474,189,769	61,231,678,807	40,030,458,667
繰延勘定				貸付償還金	16,591,922,200	16,488,519,512	16,488,519,512
債券発行差金	1,810,382,742	2,109,316,742	2,604,958,742	仮受金	1,896,670,255	1,896,670,255	1,896,670,255
支払承諾見返	78,103,592,866	164,231,118,866	207,373,847,866	前受収益	57,817,811,430	42,764,944,856	21,586,683,716
貸倒引当金	△ 50,411,920,378	△ 48,029,847,589	△ 46,151,811,052	その他雑勘定	167,785,884	81,544,184	58,585,184
				支払承諾	78,103,592,866	164,231,118,866	207,373,847,866
				(負債合計)	15,431,178,541,746	14,765,173,916,673	14,173,060,573,533
				資本金	1,122,286,000,000	1,182,286,000,000	1,194,286,000,000

資産の部 科目	平成13年度末決算額(円)	平成14年度末予定額(円)	平成15年度末予定額(円)	負債及び資本の部 科目	平成13年度末決算額(円)	平成14年度末予定額(円)	平成15年度末予定額(円)
				準備金	937,734,828,821	982,478,523,477	1,029,775,798,877
				当年度利益金	44,743,694,656	47,297,275,400	41,516,384,680
				（資本合計）	2,104,764,523,477	2,212,061,798,877	2,265,578,183,557
資産合計	17,535,943,065,223	16,977,235,715,550	16,438,638,757,090	負債・資本合計	17,535,943,065,223	16,977,235,715,550	16,438,638,757,090

（注） 1 動産不動産の減価償却累計額は、次のとおりである。

平成13年度末決算額(円)	平成14年度末予定額(円)	平成15年度末予定額(円)
18,375,922,515	19,677,245,515	20,936,787,515

2 平成13年度末決算額及び平成14年度末予定額は、平成15年度末予定額との比較対照のため組替え掲記している。

平成13年度日本政策投資銀行

財産目録（平成14年3月31日現在）

摘	要	金額(円)	摘	要	金額(円)
貸付金	17,400口	16,803,973,459,554	雑勘定		1,326,830,610
貸付金	17,366口	16,668,898,488,314	仮払金	45口	277,387,662
外貨貸付金	34口	135,074,971,240	保証金等	89口	405,070,163
出資金	264口	176,694,383,229	その他雑勘定		644,372,785
有価証券		283,317,894,619	動産不動産		39,455,192,475
国債	利付国庫債券（2年）、利付国庫債券（4年）、利付国庫債券（6年）、利付国庫債券（10年）及び割引短期国庫債券 14口 額面 215,000,000,000円	215,617,894,619	営業用土地建物動産		39,448,885,923
			土地	104箇所 44,160㎡の65％及び150,618㎡	20,763,392,164
社債	40口	67,680,000,000	建物	243棟 延2,244㎡の95％、延846㎡の65％及び延115,878㎡	18,098,100,183
その他の証券	1口	20,000,000			
現金預け金		113,549,204,445	什器	2,163点	580,288,141
現金		4,883,004	一括償却資産	55点	2,680,979
預け金		113,544,321,441	権利金等		4,424,456
当座預け金	日本銀行外22行	20,494,412,978	建設仮払金	2口	6,306,552
普通預け金	三井住友銀行外1行	93,049,908,463	繰延勘定		
未収収益		88,124,045,061	債券発行差金		1,810,382,742
未収貸付金利息		87,358,372,387	支払承諾見返	支払保証 54件	78,103,592,866
未収保証料		21,831,465	貸倒引当金		△ 50,411,920,378
未収有価証券利息		743,841,209	合計		17,535,943,065,223